EXHIBIT 2.1

AMENDMENT TO THE ASSET PURCHASE AGREEMENT

THIS AMENDMENT TO THE ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of July 24, 2024 (“Effective Date”) is entered into by is entered into between Recruiter.com Group, Inc. ("Seller") and Job Mobz Inc ("Buyer"). Each a “Party,” and both the “Parties.”

WHEREAS, Seller and Buyer have entered into a certain Asset Purchase Agreement dated as of or about August 16, 2023 and have since amended the agreement to extend the Closing (the “Existing Agreement”);

WHEREAS, the parties hereto have agreed to amend the Existing Agreement yet again as hereinafter set forth; and

NOW, THEREFORE, in consideration of the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby enter into this Amendment.

SECTION 1 Definitions. All capitalized terms used in this Amendment (including in the recitals hereof) and not otherwise defined herein shall have the meanings assigned to them in the Existing Agreement.

SECTION 2 Amendment. The Existing Agreement is, as of the Effective Date (as defined below), hereby amended to contain the following language:

Section 3.01 of the Existing Agreement shall read as follows:

Section 3.01 Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the "Closing") shall take remotely by exchange of documents and signatures (or their electronic counterparts), no later than 5 pm Pacific Time on September 2, 2024 or at such other time, date or place as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the "Closing Date.”

SECTION 3 Compensation and Additional Terms

1.	A) Buyer shall pay to Seller a sum in the amount of one hundred and twenty thousand dollars ($120,000) in one payment within two (2) days of Effective Date (“Compensation”).
2.	B) The Compensation shall be credited towards and count against the cash portion of Purchase Price.
3.

C) Beginning on August 1, 2024 and ending on the satisfaction of Closing, Buyer shall additionally compensate Seller for interest at a rate of 12.75% per annum, compounding monthly on the total outstanding principal amount. Seller shall invoice Buyer on a monthly basis and the invoice shall be due in five (5) days.

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D) If Buyer does not satisfy closing conditions by the Closing Date of September 2, 2024, Buyer shall owe Seller an additional twenty-five thousand dollars ($25,000). This penalty does not preclude or negate any additional claim by Seller.

SECTION 4 Stock Payment

If, Buyer, before Closing, undergoes a liquidity event,

or performs a cash or stock distribution of any kind, Buyer shall either first deliver the Stock

Payment to Seller, even if prior to Closing, or give equivalent compensation to Seller as it would receive had it received the Stock Payment.

SECTION 5 Provisions Except as amended here, the Existing Agreement shall remain in full force and effect in all respects.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment, as of the date first above written.

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